ZIMMER HOLDINGS, INC.
September 25, 2007
VIA EDGAR
Perry J. Hindin
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zimmer Holdings, Inc. (“Zimmer”, “we”, “us”, “our” or the “company”) Definitive 14A Filed March 22, 2007 File No. 001-16407
Dear Mr. Hindin:
          This letter responds to your letter dated August 21, 2007, with respect to the definitive proxy statement noted above. For the sake of convenience, we have reproduced each comment below with our response following each such comment.
Conflicts of Interest Policy, page 6
1.	Comment: Disclose the standards to be applied by the Audit Committee pursuant to its conflicts of interest policies and procedures and indicate whether such policies and procedures are in writing, and if not, how such policies and procedures are evidenced. See Item 404(b)(1)(ii) and (iv) of Regulation S-K.

Response: The standards applied by the Audit Committee in addressing conflicts of interest involving directors, executive officers and significant stockholders are in writing and are part of the Audit Committee Charter, which is available in the Investor Relations/Corporate Governance section of our website at www.zimmer.com. The Audit Committee may not approve a related person transaction unless (a) it is in, or not inconsistent with, our best interests and (b) where applicable, the terms of such transaction are at least as favorable to us as could be obtained from an unrelated third party. We will disclose these standards and where they can be found in the proxy statement for our 2008 Annual Meeting of Stockholders (the “2008 Proxy Statement”).
345 East Main Street, Warsaw, IN 46580

Securities and Exchange Commission	-2-	September 25, 2007
Elements of Compensation, page 14
2.	Comment: You indicate on pages 14 and 15 that with respect to base salaries, medium-term equity-based incentives and long-term equity-based incentives you typically set or target such compensation at the 50th, 65th and 75th+ percentile, respectively, of market. In light of actual compensation paid for the 2006 fiscal year, please supplement such disclosure to also indicate the actual, as opposed to targeted, percentiles of market each such element of compensation represents.

Response: The target percentiles are based on position-specific benchmarking data for companies within the medical device and biotech industries and the market generally made available to the Compensation Committee by its compensation consultant at the time the Committee makes its annual compensation decisions. As a result, the market data available at the time the executive officers’ 2006 compensation was set in late 2005 comprised information disclosed in 2005 proxy statements as well as 2005 compensation survey results.

To the extent that the Compensation Committee continues to target certain elements of executive officers’ compensation at specified percentages of market, we will disclose, with respect to the named executive officers (the “NEOs”), the range of actual percentiles of market each such element of compensation represents. In addition, if the actual percentiles are materially different than the targeted percentiles, we will explain why.

3.	Comment: With respect to your discussion of your annual short-term cash incentives and medium-term equity-based incentives on pages 14 through 17, we note that while you have disclosed the applicable performance parameters for the named executive officers, e.g. earnings per share, revenue and cash flow, you have not provided a quantitative discussion of the targets for such parameters that named executive officers must achieve in order to earn such compensation. Please provide such disclosure. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the specific criteria applicable to each such officer. Please note that your discussion at the top of page 15 in which you state what is likely and what is not is conclusory. Please disclose why it is likely or unlikely the two performance levels will be achieved. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.

Securities and Exchange Commission	-3-	September 25, 2007
Response: Assuming that the performance measures we use in the future are the same as those we currently use, we will expand the Compensation Discussion and Analysis section of the 2008 Proxy Statement to provide a quantitative discussion of the targets for each applicable performance parameter that must be achieved by our NEOs to earn annual cash incentives under the Executive Performance Incentive Plan for 2007 and medium-term equity-based incentives in the form of the three-year performance share awards granted in 2006. If we use other performance measures in the future, we will analyze whether disclosure will result in competitive harm.
Retirement and Other Post-Employment Benefits, page 15
4.	Comment: Expand your disclosure of the retirement income plan, its benefit equalization plan, the non-qualified deferred compensation plan and your severance agreements with your named executive officers described on page 15 to include a more thorough discussion of clauses (i), (ii) and (iv) through (vi) of Item 402(b)(1) of Regulation S-K with respect to each of these elements of compensation. For example, your disclosure does not currently appear to discuss why you choose to have a supplemental executive retirement plan, how you have determined the amount to pay in the plan and how it fits into your overall compensation objectives and affects decisions regarding other elements.

Response: With respect to each of the retirement income plan, its benefit equalization plan, the benefit equalization plan that supplements the 401(k) plan, the deferral provisions of the executive performance incentive plan and the change in control severance agreements with our NEOs, we will expand our disclosure in the 2008 Proxy Statement to more thoroughly discuss why we choose to offer such plan, how we determine the amount to pay (and, where applicable, the formula) under the plan, and how the plan and our decisions regarding the plan fit into our overall compensation objectives and affect decisions regarding other elements of compensation.

The 2008 Proxy Statement will disclose that we originally established the retirement income plan, its benefit equalization plan and the benefit equalization plan that supplements the 401(k) plan at the time of our separation from our former parent in 2001. Under the terms of an Employee Benefits Agreement between our former parent and us, we agreed to establish plans that were substantially identical in all material respects to corresponding plans offered by the former parent. Since 2001, we have continued to offer these plans and the 401(k) plan in an effort to remain market competitive, to retain employees, to assist employees in preparing for retirement, to provide income to employees following retirement and, in the case of the benefit equalization plans, to provide benefits to eligible executives that are comparable, as a percentage of compensation, to benefits provided to employees whose compensation is not limited by the annual compensation limit under U.S. law. We believe that the total retirement benefits we provide are comparable to the retirement benefits provided by other companies within the medical device and biotech industries.

Securities and Exchange Commission	-4-	September 25, 2007
The 2008 Proxy Statement will also explain that our decision to close the retirement income plan and its benefit equalization plan to employees hired after September 1, 2002 was taken into account when we determined to provide enhanced benefits to affected employees under our 401(k) plan. Additionally, the cost of providing post-employment benefits generally affects decisions regarding the types and amounts of other compensation and benefits that we may offer our employee population as a whole, but the provision of, or an employee’s accumulated benefit under, our retirement plans generally does not affect decisions regarding the types or amounts of other compensation paid to that employee in a given year.
Executive Performance Incentive Plan, page 16
5.	Comment: Discuss how the committee determined the percentage of an executive’s salary to be paid upon achieving the earnings per share, revenue and cash flow targets discussed in this section and disclose any formulas used. See Item 402(b)(1)(v) of Regulation S-K.

Response: The 2008 Proxy Statement will disclose that the Compensation Committee has determined the percentage of each NEO’s salary to be paid upon achievement of the performance parameters primarily by reference to the percentages used by Zimmer for each position in previous years, except in the case of internal promotions. For NEOs who were promoted during 2007, the 2008 Proxy Statement will explain that the Compensation Committee determined the percentage of such NEO’s salary to be paid upon achievement of the performance parameters by reference to market data for comparable executive positions provided by its compensation consultant, in combination with the Compensation Committee’s philosophy to target the 65th percentile of market for such compensation.

In addition, as described on page 16 of the proxy statement for our 2007 Annual Meeting of Stockholders (the “2007 Proxy Statement”), for 2006, performance goals based upon earnings per share represented 50% of each award under the Executive Performance Incentive Plan, goals based upon revenue represented 25% of each award under such plan and goals based upon cash flow represented 25% of each award under such plan. This allocation reflects the Compensation Committee’s position that earnings per share correlates most directly with shareholder value. The 2008 Proxy Statement will disclose the Compensation Committee’s allocation among the performance parameters under the Executive Performance Incentive Plan for 2007 (50% of the award for adjusted earnings per share, 25% of the award for consolidated revenue and 25% of the award for consolidated free cash flow) and the rationale for such allocation.
Summary Compensation Table, page 20
6.	Comment: Provide a narrative discussion to this table and the Grants of Plan Based Awards table that describes any material factors necessary to an understanding of

Securities and Exchange Commission	-5-	September 25, 2007
the information disclosed in such tables. For example, provide a general description of the formula or criteria to be applied in determining the amounts payable, the vesting schedule, a description of the performance-based conditions and any other material conditions applicable to the award. See Item 401(e) of Regulation S-K.

Response: The 2008 Proxy Statement will describe the material conditions applicable to each award described in the Summary Compensation Table and the Grants of Plan Based Awards table in a new narrative section following such tables instead of cross referencing the description that was contained in the Compensation Discussion and Analysis section.

7.	Comment: The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the disparity between your chief executive officer’s compensation and that of the other named executive officers. For example, we refer you to the $2.4 million option award granted to your chief executive officer on January 18, 2006. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers. Please address the differences in base salary and grants of performance shares and stock options.

Response: As described in “Compensation Discussion and Analysis—Elements of Compensation” on pages 14 and 15 of the 2007 Proxy Statement, the Compensation Committee considers benchmarking data provided by its compensation consultant for companies within the medical device and biotech industries and the market generally in determining the base salary paid and the grants of performance shares and stock options made to each of our NEOs, including our Chief Executive Officer. The compensation paid to Mr. J. Raymond Elliott in 2006 differed from the other NEOs largely due to the market comparables for the CEO position versus the other NEO positions and also to reflect the Compensation Committee’s assessment of Mr. Elliott’s responsibilities and contribution to the company. We will provide a more detailed discussion in the 2008 Proxy Statement of how and why our CEO’s (or other NEO’s, if applicable) compensation differs from that of the other NEOs.

8.	Comment: We refer you to the option table included in footnote 2 of your summary compensation table. Given your disclosure on page 15 that you use stock options to provide longer-term incentives, retain executives and align their interests with stockholders, please expand your Compensation Discussion and Analysis to explain how the vesting schedules of the options of the type granted to Messrs. Leno and Melzi, as noted in footnotes a and b to your option table, are consistent with your compensation objectives in general and long-term incentives in particular. Also address in such discussion Item 402(b)(1)(ii) and (iv) of Regulation S-K as to options having such accelerated vesting schedules. In addition, discuss how options of this

Securities and Exchange Commission	-6-	September 25, 2007
type and your decisions regarding such options affect decisions regarding other elements of your compensation.

Response: We will expand the Compensation Discussion and Analysis section of the 2008 Proxy Statement to explain why we choose to accelerate the vesting of stock options upon the occurrence of specified events, how such terms are consistent with our compensation objectives in general and long-term incentives in particular and how such terms affect decisions regarding other elements of compensation.

In particular, the 2008 Proxy Statement will explain that, under the terms of our management stock option plan, the vesting of options held for at least one year by an employee who retires from the company (under circumstances meeting the definition of “Retirement” under the plan) will accelerate upon the employee’s retirement and the employee will continue to have the original option term to exercise such options. The 2008 Proxy Statement will further explain that our practice of accelerating the vesting of options upon an employee’s retirement is consistent with the practices of our peer group and allows us to use stock options as an effective long-term equity-based incentive for employees who, based on their age and years of service with Zimmer, are retiree eligible.

The 2008 Proxy Statement will also explain that, under the terms of our stock option award agreement for awards under the management stock option plan, the vesting of options held for at least one year by an employee who has reached age 60 will accelerate. The 2008 Proxy Statement will further explain that, if the employee terminates employment under circumstances not meeting the definition of “Retirement” under the plan, the employee will only have three months from the date of termination to exercise such options. We believe that this benefit, which is significantly less than the benefit afforded to retirement-eligible participants, enhances our ability to compete for, and provide meaningful equity-based incentives to, more experienced candidates who may be amenable to a late-stage career move but who are not retirement-eligible under the stock option plan.

The 2008 Proxy Statement will also explain that the Compensation Committee’s decision to grant stock options to executives generally in a particular year is taken into account when deciding whether to grant other types of equity-based incentives in that year and future years, but that plan provisions allowing for accelerated vesting of stock options upon retirement or attainment of age 60 generally have not been considered when determining the type or number of awards granted to a particular executive in a given year.
Pension Plans, page 25
9.	Comment: The disclosure in this section is dense and difficult to understand. For example, in the first paragraph on the top of page 27, please refrain from using overly technical business terminology and instead use definite, concrete and

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everyday words consistent with the guidelines discussed in Section VI of Commission Release 33-8732A.

Response: The “Pension Plans” description in the 2008 Proxy Statement will be revised to make the disclosure easier to read and understand, consistent with the guidelines set forth in the Commission Release. We will use everyday words, bullet point lists and tables to convey information. For example, the first two paragraphs under the heading “Pension Plans” beginning on page 25 of the 2007 Proxy Statement will be revised as follows in the 2008 Proxy Statement (and we will update the information as necessary):
     Zimmer Holdings, Inc. Retirement Income Plan. Messrs. Elliott, Leno and Dvorak and Ms. Conley are participants in the Zimmer Holdings, Inc. Retirement Income Plan (RIP). The company pays the entire cost for the RIP. The plan participants are not required and are not allowed to make contributions to the RIP. The RIP covers all non-union U.S. employees who had become participants prior to September 1, 2002.
     Under the RIP, pension benefits are determined based upon the following factors:
•	Final average compensation which is equal to the average of the highest five consecutive years of pension compensation during the 10 years immediately prior to the executive’s date of termination.

•	Pension compensation is equal to the executive’s annualized base salary plus regular incentive award payments received during the year.

•	Pension compensation is limited to $220,000 for 2006 and $225,000 for 2007. This limit increases annually by inflation.

•	Years of service include service earned while an employee of the former parent company. Service is capped at 40 years.

•	Estimated Social Security benefit payable at age 65.

•	Value of retirement benefits that will be paid to the executives from the former parent company’s retirement plan.
     The retirement benefit payable at age 65 equals: (a) 2% times final average compensation times years of service less (b) estimated Social Security benefit divided by 70 times years of service less (c) value of retirement benefits payable to the executive from the former parent company’s retirement plan.
     Years of service in column (c) of the above table excluding service with the former parent would be 5.0 years for Mr. Elliott, 6.0 years for Mr. Leno, 5.135 years for Mr. Dvorak and 5.0 years for Ms. Conley.

Securities and Exchange Commission	-8-	September 25, 2007
Director Compensation
10.	Comment: Similar to your summary compensation table, include a footnote describing all assumptions made in the valuation of the stock and option awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K. See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to Item 402(c)(2)(v) and (vi) apply equally to Item 402(k).

Response: With respect to the stock option awards granted to our directors and included in the 2006 Director Compensation Table, the assumptions made in valuing the awards were those assumptions discussed in Note 3 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2006. With respect to the stock awards granted to our directors and included in the 2006 Director Compensation Table, no assumptions were made in valuing the awards; the FAS 123(R) value of such awards is equal to the fair market value of a share of our common stock on the date of grant, with fair market value being equal to the average of the high and low selling prices of a share of our common stock on the New York Stock Exchange on the date of grant.

The 2008 Proxy Statement will include a footnote to the 2007 Director Compensation Table describing all assumptions made in the valuation of the stock and option awards granted to our directors during 2007 by reference to a discussion of those assumptions in the footnotes to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007. Where no assumptions were made in the valuation, we will describe the valuation method in the footnote to the 2007 Director Compensation Table.

As requested in the letter, the undersigned, on behalf of the company, acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If I can be of assistance in answering any additional questions in connection with this response, please call me at (574) 371-8505 or in my absence, Heather J. Kidwell at (574) 371-8338.

Very truly yours,
/s/ Chad F. Phipps
Chad F. Phipps
Senior Vice President, General Counsel and Secretary